Goldrange Resources, Inc.
 114 West Magnolia Street
Suite # 400 – 136
Bellingham, WA 98225

May 12, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention:	Barbara C. Jacobs
Assistant Director

Dear Ms. Jacobs:

Re: Goldrange Resources, Inc. (the "Company")

In connection with the Company's Form SB-2 Registration Statement filed on May 12, 2006 (under file number 333-128165), the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (EDT) Monday, May 15, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Bernard Pinsky, at (604) 643-3153.

Yours truly,

GOLDRANGE RESOURCES, INC.

/s/ Steve Bajic

Steve Bajic
President and CEO